EXHIBIT 99.30

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CORVUS GOLD INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

January 29, 2014

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is January 29, 2014.  The material change report was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Canada News Wire.

Item 4.	Summary of Material Change

The Issuer reports 2014 high-grade gold exploration program for the North Bullfrog Project, Nevada.

Item 5.	Full Description of Material Change

The Issuer reports the start of its planned aggressive 2014 exploration drill program at its 100% controlled North Bullfrog Project in Nevada.  The program is scheduled to include an initial phase of diamond drilling totalling 4,000 metres to commence in early February.  The primary objective of phase one is to try and expand the Yellowjacket deposit along strike and at depth.  A second phase of drilling, consisting of 15,000 metres, is scheduled to start in late May.  The second phase program is designed to focus on adding high-grade resources and includes initial testing of the largest and highest priority new high-grade targets in the District such as the Jolly Jane/Road Fault area.  Recent exploration results from this area, which has a large high level surface alteration system similar to the upper levels of the Yellowjacket, have indicated that it could potentially host a high-grade system much like the Bullfrog deposit.

Yellowjacket Drilling

The Yellowjacket vein system has now been drilled over a strike length of 800 metres and to a vertical depth of 120 metres but remains open in all directions, particularly to the North as shown by hole NB-13-369 (37m @ 3.2 g/t gold) and NB-13-372 (28m @ 2.9 g/t gold) and also at depth, as shown by hole NB-13-370 (42m @ 4.9 g/t gold) which was drilled to a vertical depth of 170 metres.  Geologic indications in hole NB-13-223 show that the main high-grade structural zone continues to the North for at least 200 metres farther and remains open (Figure 1).  Following the vein north will be the highest priority in 2014.  To date, only two holes have tested the system to depths of greater than 120 metres below the surface and, as in hole NB-13-370, the grade and width of the system appears to improve at depth as it did in the historic Bullfrog Deposit which was mined by Barrick Gold Corporation and located 10 kilometres to the south.  This expansion potential for the Yellowjacket system will also be a primary target in the first phase.

In 2013, a number of quartz veins with high gold and silver grades were found in the corridor between the Yellowjacket and the eastern Liberator Zone (Figure 1).  These included holes NB-13-344 (8.3m @ 10.7 g/t gold and 9.7 g/t silver), NB-13-350 (1.9m @ 2.4 g/t gold and 6.6 g/t silver) and NB-13-352 (2.4m @ 7.6 g/t gold and 6.9 g/t silver).  The structure in this corridor is complex and contains significant potential for both stockwork and other high-grade veins.  Additional core holes will be drilled to follow up the 2013 high-grade vein intersections.

Other Targets in the Sierra Blanca Area

Drilling in 2013 has proven that several structures in the vicinity of Sierra Blanca are mineralized.  These include the NE30 fault, where mineralization has been intersected in holes BGS-22 (9.6m @ 0.65 g/t gold) and NB-13-371 (10.6m @ 0.7 g/t gold) along a strike length of over 550 metres (Figure 2).  Mineralization has also been found along the NS30 fault, where hole NB-13-366 encountered 47.4m @ 0.93 g/t gold (Figure 2).  The gold and tellurium mineralization encountered in hole NB-13-364 (22.9m @ 1.0 g/t gold) and its relationship to the gold-tellurium mineralization found in hole NB-12-117 (15.3m @ 2.4 g/t gold) has yet to be followed up as it is a strong indicator of high-grade mineralization (Figure 2).  Finally, holes NB-13-258 (10.7m @ 0.7 g/t gold) and NB-13-259 (38.1m @ 0.5 g/t), which were drilled at the end of the 2013 drilling program, together with hole BGS-23 (20m @ 0.6 g/t gold) and NB-11-97 (21.3m @ 0.4 g/t gold) all indicate that multiple structures along the western edge of the Savage Valley Deposit are mineralized and represent a priority high-grade structural target for the second phase drilling program (Figure 2).

Figure 1: The Yellowjacket Zone, highlighting the zone of fault interaction between the Liberator Fault and the Vein Fault where mineralization is focussed.  Red collars and drill traces are mentioned in the text.

Figure 2: The Sierra Blanca Area highlighting drill holes with anomalous high-grade mineralization which represent follow-up targets for 2014.  Red collars and traces indicate holes mentioned in the text.  BGS holes were drilled by a former operator of the property, but results are considered reliable.

Jolly Jane/Road Fault Targets East of Jolly Jane

This target is defined by a strong surface rock alteration feature called opalite that develops above deposits like Yellowjacket and the historic Bullfrog mine.  This opalite material has formed along a major north south structural trend near the Connection deposit and east of the Jolly Jane deposit (Figure 3).  This opalite is similar to the material that surrounds the Mayflower gold deposit, which is known to be the same age as the Barrick’s Bullfrog Vein which yielded 2.5Moz of gold (source: USGS & Barrick Gold Corporation reports) before the mine closed in 2000.

In 2013, during the construction of a power line east of the Connection target, a number of road cuts exposed opalite (Figure 3).  The elevation of this opalite is similar to that at the Road Fault and in the Connection area suggesting this is a very large alteration system that could have a focus point along the Road Fault Jolly Jane structural zone and be the main high-grade feeder to mineralization in the area much like Yellowjacket is for the Sierra Blanca area.  During Phase 1 of the 2014 program the opalites in this area will be mapped and analyzed to determine the highest temperature areas to then target for drilling in the second phase of exploration later in the year.

Figure 3: Distribution of opalite alteration occurrences in the North Bullfrog Project area.  This alteration forms above boiling zones where epithermal gold veins may have formed.

About the North Bullfrog Project, Nevada

The Issuer controls 100% of its North Bullfrog Project, which covers approximately 68 km² in southern Nevada just north of the historic Bullfrog gold mine formerly operated by Barrick Gold Corporation.  The property package is made up of a number of leased patented federal mining claims and 758 federal unpatented mining claims.  The project has excellent infrastructure, being adjacent to a major highway and power corridor.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that form the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the CEO and holds common shares and incentive stock options.

The work program at North Bullfrog was designed and supervised by Russell Myers (CPG 11433), President of the Issuer, and Mark Reischman, the Issuer’s Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project log and track all samples prior to sealing and shipping.

Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment.  All resource sample shipments are sealed and shipped to ALS Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assaying.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential to expand the Yellowjacket deposit at depth, the potential for the Issuer to be entering new area of the system which may hold potential for higher grades and significant expansion of the North Bullfrog District scale discovery, the potential for the corridor between the Yellowjacket and the eastern Liberator Zone to host stockwork and/or other high-grade veins, the potential for the Jolly Jane/Road Fault Targets east of Jolly Jane to host additional mineralization, whether higher grade or at all, the potential for the multiple structures along the western edge of the Savage Valley Deposit to be mineralized and to host additional high grade mineralization, the potential to expand the existing estimated resources at the North Bullfrog project, the potential for any mining or production at North Bullfrog, the potential for the identification of multiple deposits at North Bullfrog, the potential for the existence or location of additional high-grade veins, the potential for the Issuer to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2013 Annual Information Form and latest interim Management Discussion and Analysis filed with certain securities commissions in Canada.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Caution Regarding Adjacent or Similar Mineral Properties

This material change reort contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefrom or economics with respect thereto, are not indicative of mineral deposits on the Issuer’s properties or the potential production from, or cost or economics of, any future mining of any of the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Chairman & CEO
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

February 4, 2014